United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of January, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: January 29th, 2014

NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Board of Directors of GRUMA, S.A.B. DE C.V. (the ''Company''), by this notice the Shareholders of the Company are called to the General Extraordinary Shareholders' Meeting which shall be held on March 21, 2014 at 9:30 (nine thirty) hours, in the ''Fundadores'' Room of the Industrial Club located at Los Arcangeles, located within the municipality of San Pedro Garza Garcia, Nuevo Leon, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

  Proposal and, as the case may be, approval of a project under which GRUMA, SOCIEDAD ANONIMA BURSATIL DE CAPITAL VARIABLE and its subsidiary INVESTIGACION DE TECNOLOGIA AVANZADA, SOCIEDAD ANONIMA DE CAPITAL VARIABLE, will enter into a merger agreement, with the latter being the merged entity and the Company being the surviving entity.

  Appointment of Special Delegates to comply with and formalize the resolutions adopted by the Meeting.

  Elaboration, reading and, as the case may be, approval of the Minutes drafted during the Shareholders' Meeting.

In order to hold the Extraordinary Shareholders' Meeting above called, as provided by Article 49, section I, of the ''Ley del Mercado de Valores'' (Mexican Securities Law) all the documents and information related with each of the items contained in the Agenda are, as of the date hereof, available to the Shareholders for review and analysis during office hours at the Company's offices located at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico.

In order to have the right to attend and vote at the corresponding Extraordinary Shareholders' Meeting, as provided by Article 129 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and Article 290 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by attorneys-in-fact, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the ''Ley del Mercado de Valores'' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

San Pedro Garza Garcia, Nuevo Leon, January 29, 2014

/S/
___________________________________
LIC. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS
OF GRUMA, S.A.B. DE C.V.